

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 13, 2009

Ms. Tracie Hadama
Chief Executive Officer and President
Teacher's Pet, Inc.
1052 Las Palmas Entrada
Henderson, Nevada 89012

> **RE: Teacher's Pet, Inc.**
> **Item 4.01 Form 8-K**
> **Filed September 10, 2009**
> **File No. 333-138944**

Dear Ms. Hadama:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Ta Tanisha Meadows
Staff Accountant